June 17, 2014

Ethan Horowitz
Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed February 28, 2014
File No. 001-05153

Dear Mr. Horowitz:

Set forth below are responses from Marathon Oil Corporation ("Marathon Oil") to the comments from the Staff of the U.S. Securities and Exchange Commission, dated June 4, 2014, concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for Fiscal Year Ended December 31, 2013

General

Comment 1
In your letter to us dated July 14, 2006, you discussed contacts with Syria. You disclose in your 2007 Form 10-K that you sold your interest in the Ash Shaer and Cherrife natural gas fields in Syria. Exhibit 21.1 to your current Form 10-K continues to list Palmyra Petroleum Company of Syria as a subsidiary. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2006 letter, including the status of your exit from Syria. Please tell us about any contacts through subsidiaries, affiliates, distributors, downstream oil companies or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology or services you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by it. We note that you previously reported that Palmyra Petroleum Company is jointly owned by the Syrian Petroleum Company, which is controlled by the government of Syria.

Response
Under an agreement entered into with the Syrian government in 1988, a joint venture company, Palmyra Petroleum Company (“Palmyra”), was formed and was equally owned by a Marathon Oil subsidiary and the Syrian Petroleum Company. Palmyra was to bear the production costs and record the related revenues if and when commercial production commenced. We discovered the Ash Shaer and Cherrife natural gas fields in Syria in the 1980s and submitted four plans of development to the Syrian Petroleum Company in the 1990s; however, none were approved. As previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, we completed the assignment of 90 percent of our interest in the Ash Shaer and Cherrife natural gas fields to a non-U.S. company in 2006, and assigned the remaining 10 percent interest to the same company in 2007.
Our presence in Syria concluded in 2007 with the assignment of all of our interests in the Ash Shaer and Cherrife natural gas fields. Since 2007, we have provided no products, equipment, components, technology or services to Syria, have had no operations or personnel in Syria and, to our knowledge, have had no direct or indirect contacts or arrangements with Syria. Since 2007, we have had no agreements, commercial arrangements or, to our knowledge, other contacts with the government of Syria or entities controlled by it. We have recognized no revenues in any period from activities in Syria, and we impaired our entire investment in Syria in 1998. Although Palmyra is dormant, it remains registered in Syria. We have been unable to deregister Palmyra primarily because of the political instability in the country; however, efforts to deregister and dissolve this dormant entity will continue as soon as practicable.

Comment 2
Please discuss the materiality of any contacts with Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response
Marathon Oil is committed to complying with all laws to which we are subject to, including U.S. economic sanctions. As described in our response to Comment 1 above, to our knowledge we have had no contacts or presence in Syria other than one dormant entity we have been unable to deregister for reasons beyond our control. Thus, we believe the matters raised by the Staff do not rise to a level which would constitute a material investment risk to our shareholders, on either a quantitative (no revenues, assets or liabilities for the last three years and subsequent interim period) or qualitative basis. Given the quantitative and qualitative immateriality to us of the matters as described herein, we have not and do not expect we will become subject to negative investor sentiment as evidenced by divestment or similar initiatives as a result of such matters.

Item 1. Business, page 5

Comment 3
We note the disclosure in your Form 10-K stating that the possible sale of your U.K. and Norway assets is subject to the identification of one or more buyers, successful negotiations, board approval, and execution of definitive agreements. However, remarks attributed to your chief executive officer as part of the conference call to discuss your December 31, 2013 operating results appear to indicate that you are actively marketing your assets in the North Sea to close on the sale of these assets by the end of 2014. Please provide us with your analysis of FASB ASC 360-10-45-9 regarding the classification of assets as held for sale.

Response
Management considered the criteria in FASB ASC 360-10-45-9 to determine whether our North Sea assets should be classified as held for sale as of December 31, 2013 and concluded that the criteria in ASC 360-10-45-9 (a), (c) and (f) were not met because of the reasons described below:

(a) Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group). While management had commenced marketing efforts, the authorization of the Marathon Oil Board of Directors is required to provide management the authority to commit to a plan to sell an asset (disposal group) of this size. The Board of Directors had not authorized a plan to sell the assets as of December 31, 2013 and therefore this criterion was not met. The Board of Directors authorization for the sale of our Norway assets was not received until the second quarter of 2014.

(c) An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated. Our chief executive officer (“CEO”) commented on the status of the North Sea marketing efforts during the conference call to discuss our fourth quarter 2013 operating results on February 5, 2014. During the question and answer portion of the call, a question was asked requesting more detail about the progress of the North Sea marketing efforts. Our CEO responded, “we’re working hard to get a data room open in the first quarter.” With respect to the U.K. and Norway marketing efforts, the opening of a data room to prospective buyers is an important attribute in establishing an active program to locate a buyer. The data room was formally opened after December 31, 2013; therefore, this criterion was not met.

(f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As discussed in (a) above, the Marathon Oil Board of Directors had not authorized a plan to sell the assets as of December 31, 2013; therefore this criterion was also not met as there was not yet a plan in place that could undergo significant changes or be withdrawn. On December 31, 2013, we considered the likelihood of a significant change to the proposal to sell both our Norway and U.K. businesses possible; and believe this conclusion was appropriate as we have since announced that we intend to retain our U.K. business. Additionally, since the sales of our Norway and U.K. businesses were contingent on receiving adequate value, the potential existed for any future plan to be withdrawn.

For the reasons discussed above, since the criteria in ASC 360-10-45-9 (a), (c) and (f) were not met, and therefore we considered our North Sea assets as held for use on December 31, 2013.

Notes to Consolidated Financial Statements

Note 13 - Property, Plant and Equipment, page 81

Comment 4
Disclosure in your Form 10-K for the fiscal year ended December 31, 2013 and your Form 10-Q for the quarter ended March 31, 2014 states that you have had no oil liftings in Libya since July 2013 and that there is uncertainty around production and sales levels. Please tell us whether you consider the circumstances surrounding your operations in Libya along with current events to be potential indicators of impairment. In addition, please tell us how management assessed the recoverability of your assets invested in Libya considering the current status of your operations. Refer to FASB ASC 360-10-35.

Response
Since our re-entry into Libya in 2006, the political environment has been volatile. In the first quarter of 2011, our production was interrupted as a result of armed conflict and only gradually returned to pre-conflict levels in 2012. Again, in the third quarter of 2013, our production was interrupted by third-party labor strikes at the port facilities, which later resulted in a blockade of the Es Sider terminal (from which Marathon Oil exports oil). At the end of 2013, negotiations between the Libyan rebels and government were on-going with no indication of when they would conclude. The earliest period in which certain of our Waha concessions expire is 2031. The original concession expiration date for these concessions was 2030; however following the civil unrest of 2011 we asserted Force Majeure and as a result received a 1-year extension of the concession periods.
We performed an impairment assessment of our Libyan assets at December 31, 2013, and given the relatively small carrying value of these assets, the duration of our concessions, along with reserves anticipated to be recoverable in future periods, we passed step 1 of the impairment test under ASC 360 by a substantial margin.
We continue to assess the situation in Libya and the condition of our assets, including at March 31, 2014 and if at any point there is an indicator that these assets may not be recoverable in future periods we will complete the required ASC 360 impairment test(s).

Supplementary Information on Oil and Gas Producing Activities, page 102

Estimated Quantities of Proved Oil and Gas Reserves, page 102

Comment 5
Please revise your disclosure of changes in proved reserve quantities to include an explanation of significant changes that occurred during the periods presented. Refer to FASB ASC 932-235-50-5.

Response
Please refer to our 2013 Form 10-K, Item 1. Business-Reserves-Estimated Reserve Quantities, page 16, where we explain the increase in proved reserve quantities. In future filings wherein the explanation of significant changes in proved reserve quantities is required, we will include a cross-reference in the Supplementary Information on Oil and Gas Producing Activities to the disclosure in Item 1.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page 108

Comment 6
Future development costs used to calculate the standardized measure of discounted future net cash flows pursuant to FASB ASC 932-235-50-31 decreased from $23.4 million at December 31, 2012 to $22.7 million at December 31, 2013. Please explain this decrease considering that proved undeveloped reserves appear to have increased from 571 MMBoe at December 31, 2012 to 627 MMBoe at December 31, 2013.

Response
Our proved undeveloped reserves increased from 2012 to 2013, primarily in the U.S., related to increases in the Eagle Ford.  The average well cost in the Eagle Ford decreased about 10 percent year over year, primarily attributable to increased drilling efficiencies, lower completion costs and increased pad-type drilling. These cost decreases were a major contributor to the reduction of future overall U.S. development costs notwithstanding the increase in proved undeveloped reserve volumes.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call the undersigned at 713-629-6600 if you have any questions regarding this letter. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very truly yours,

/s/ John R. Sult

John R. Sult Executive Vice President and Chief Financial Officer